FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of September 2013

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on September 23, 2013

Tel Aviv, September 23, 2013 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced that Given Imaging Ltd. ("Given"), a company held by Elron, today announced that Japan's Pharmaceuticals and Medical Devices Agency (PMDA) has granted approval for Given's PillCam SB 3 in Japan. The PillCam SB 3 is used to detect and monitor small bowel diseases. Given expects to begin recognizing sales of PillCam SB 3 in Japan in 2014.

Given's abovementioned estimate is forward-looking in nature, as defined in Israel Securities Law, 5728-1968, and is based on information existing in Given on the date of this report. This estimate, in all or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors which may affect this are: changes in regulatory environment, changes in manufacturing or marketing plans or difficulties in implementing them, and the emergence of competing products.

Given is approximately 30% held by Elron (including an approximately 8% holding by RDC – Rafael Development Corporation Ltd., 50.1% held by Elron), and is approximately 15% held by Discount Investment Corporation Ltd., which holds approximately 50.3% of Elron.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  September 23, 2013